Exhibit 99.1

GOLD RESERVE INC.
March 31, 2016
Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

 (Unaudited - Expressed in U.S. dollars)

			March 31, 2016	December 31, 2015
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$10,616,058	$9,350,892
Marketable securities (Notes 5 and 6)			313,767	180,986
Deposits, advances and other			447,253	590,250
Total current assets			11,377,078	10,122,128
Property, plant and equipment, net (Note 7)			12,606,982	12,258,599
Total assets			$23,984,060	$22,380,727
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$1,387,327	$1,549,905
Accrued interest			16,715	2,388
Total current liabilities			1,404,042	1,552,293

Convertible notes and interest notes (Note 10)			42,067,927	39,671,870
Other (Note 10)			1,012,491	1,012,491
Total liabilities			44,484,460	42,236,654

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			297,772,378	290,467,418
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2016…78,720,147	2015…76,447,147
Contributed Surplus (Note 10)			30,435,625	30,435,625
Stock options (Note 9)			17,363,405	20,523,325
Accumulated deficit			(366,273,667)	(361,351,373)
Accumulated other comprehensive income			201,859	69,078
Total shareholders' deficit			(20,500,400)	(19,855,927)
Total liabilities and shareholders' equity			$23,984,060	$22,380,727

Contingencies (Note 3)

Subsequent Events (Note 11)

The accompanying notes are an integral part of the consolidated financial statements.

Approved by the Board of Directors:

            /s/ Patrick D. McChesney                                  /s/ James P. Geyer

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2016	2015
OTHER INCOME (LOSS)
Gain on disposition of marketable securities	$48,300	$–
Interest	2,112	2
Foreign currency gain (loss)	(5,491)	16,600
	44,921	16,602
EXPENSES
Corporate general and administrative	733,684	736,192
Exploration	61,552	58,172
Legal and accounting	193,268	91,739
Venezuelan operations	14,025	28,615
Arbitration (Note 3)	1,344,835	435,609
Equipment holding costs	209,467	198,239
Interest expense (Note 10)	2,410,384	2,180,367
	4,967,215	3,728,933

Net loss for the period	$(4,922,294)	$(3,712,331)

Net loss per share, basic and diluted	$(0.06)	$(0.05)
Weighted average common shares outstanding	78,670,191	76,077,647

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

 (Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2016	2015
Net loss for the period	$(4,922,294)	$(3,712,331)
Other comprehensive income, net of tax:
Items that may be reclassified subsequently to the
consolidated statement of operations:
Unrealized gain on marketable securities,
net of tax of nil (Note 6)	132,781	27,943
Other comprehensive income	132,781	27,943
Comprehensive loss for the period	$(4,789,513)	$(3,684,388)

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the Three Months Ended March 31, 2016 and the Year Ended December 31, 2015

(Unaudited - Expressed in U.S. dollars)

	Common Shares and Equity Units			Contributed Surplus	Warrants	Stock Options	Accumulated Deficit	Accumulated Other Comprehensive Income

	Common Shares	Equity Units	Amount
Balance, December 31, 2014	76,077,547	100	$ 289,326,172	$ 11,682,644	$ 543,915	$ 20,669,308	$ (343,215,476)	$ 17,004
Net loss							(18,135,897)
Other comprehensive income								52,074
Stock option compensation						315,273
Fair value of options exercised			461,256			(461,256)
Equity Units converted to shares	100	(100)
Warrant expiration				543,915	(543,915)
Equity component of convertible
notes (Note 10)				18,209,066
Common shares issued for:
Option exercises	369,500		679,990
Balance, December 31, 2015	76,447,147	–	290,467,418	30,435,625	–	20,523,325	(361,351,373)	69,078
Net loss							(4,922,294)
Other comprehensive income								132,781
Stock option compensation						8,180
Fair value of options exercised			3,168,100			(3,168,100)
Common shares issued for:
Option exercises	2,273,000		4,136,860
Balance, March 31, 2016	78,720,147	–	$ 297,772,378	$ 30,435,625	–	$ 17,363,405	$ (366,273,667)	$ 201,859

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended
	March 31,
	2016	2015
Cash Flows from Operating Activities:
Net loss for the period	$(4,922,294)	$(3,712,331)

Adjustments to reconcile net loss to net cash

used in operating activities:
Stock option compensation	8,180	59,321
Depreciation	1,617	1,962
Gain on disposition of marketable securities	(48,300)	–
Accretion of convertible notes	2,396,057	2,166,039
Changes in non-cash working capital:
Net (increase) decrease in deposits and advances	142,997	(68,331)

Net decrease in accounts payable   and accrued expenses

	(148,251)	(5,623)
Net cash used in operating activities	(2,569,994)	(1,558,963)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	(350,000)	–
Proceeds from disposition of marketable securities	48,300	–
Net cash used in investing activities	(301,700)	–
Cash Flows from Financing Activities:
Proceeds from the issuance of common shares	4,136,860	–
Net cash provided by financing activities	4,136,860	–
Change in Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	1,265,166	(1,558,963)
Cash and cash equivalents - beginning of period	9,350,892	6,439,147
Cash and cash equivalents - end of period	$10,616,058	$4,880,184

The accompanying notes are an integral part of the consolidated financial statements.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 1.      The Company and Significant Accounting Policies:

The Company. Gold Reserve Inc. ("Gold Reserve", the "Company", "we", "us", or "our") is engaged in the business of acquiring, exploring and developing mining projects. We are an exploration stage company incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. A significant portion of our activities relate to enforcement and collection efforts associated with the September 2014 Arbitral Award in connection with Venezuela's seizure of our mining project known as the Brisas Project (See Note 3, Arbitral Award Enforcement). All amounts shown herein are expressed in U.S. dollars unless otherwise noted. In February 1999 each Gold Reserve Corporation shareholder exchanged their shares for an equal number of Gold Reserve Inc. Class A common shares except in the case of certain U.S. holders who for tax reasons elected to receive equity units which were comprised of one Gold Reserve Inc. Class B common share and one Gold Reserve Corporation Class B common share and substantially equivalent to one Class A common share of Gold Reserve Inc. As of December 31, 2015, all equity units had been converted to Class A common shares.

Basis of Presentation and Principles of Consolidation. These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The statements include the accounts of the Company, Gold Reserve Corporation, four Venezuelan subsidiaries, a Mexican subsidiary and four other subsidiaries which were formed to hold our interest in our foreign subsidiaries or for future transactions. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and related notes included in our Annual Report on Form 40-F for the year ended December 31, 2015.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value.  We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into major Canadian and U.S. financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property holding costs are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

Property, Plant and Equipment. Included in property, plant and equipment is certain equipment which was originally purchased for the Brisas Project at a cost of approximately $24.6 million. The carrying value of this equipment has been adjusted, as a result of impairment tests, to its estimated fair value of $12.2 million and it is not being depreciated as it is not yet available for its intended use. The ultimate recoverable value of this equipment may be different than management’s current estimate.

We have additional property, plant and equipment which are recorded at cost less impairment charges and accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture and office equipment is depreciated using the straight-line method over 5 to 10 years. The remaining property, plant and equipment are fully depreciated.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Impairment of Long Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset’s fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries’) functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain the 2012 Equity Incentive Plan (the "2012 Plan") which provides for the grant of stock options to purchase our Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of share options, in addition to the fair value attributable to stock options granted, is credited to capital stock. We also maintain the Gold Reserve Director and Employee Retention Plan (the "Retention Plan"). Each Unit (each, a "Retention Unit") granted under the Retention Plan to a participant entitles such person to receive a cash payment equal to the fair market value of one Class A common Share (1) on the date the Retention Unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater. We will not accrue a liability for these Retention Units until and unless events required for vesting of the units occur.  Stock options and Retention Units granted under the respective plans become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Loss Per Share. Net loss per share is computed by dividing net loss by the combined weighted average number of Class A common shares and equity units outstanding during each year. In periods in which a loss is incurred, the effect of potential issuances of shares under options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same.

Convertible Notes. Convertible notes are initially recorded at estimated fair value and subsequently measured at amortized cost. The fair value is allocated between the equity and debt component parts based on their respective fair values at the time of issuance and recorded net of transaction costs. The equity portion of the notes is estimated using the residual value method. The fair value of the debt component is accreted to the face value of the notes using the effective interest rate method over the contractual life of the notes, with the resulting charge recorded as interest expense.

Financial Instruments. Marketable equity securities are classified as available for sale with any unrealized gain or loss recorded in other comprehensive income. If a decline in fair value of a security is determined to be other than temporary, an impairment loss is recognized. Cash and cash equivalents, deposits and advances are accounted for at cost which approximates fair value. Accounts payable, convertible notes and interest notes are recorded at amortized cost. Amortized cost of accounts payable approximates fair value.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Contingent Value Rights. Contingent value rights ("CVRs") are obligations arising from the disposition of a portion of the rights to future proceeds of the Arbitral Award against Venezuela and/or the sale of the Brisas Project technical mining data (the "Mining Data") that we compiled.

Warrants. Common share purchase warrants ("Warrants") issued by us entitle the holder to acquire our common shares at a specific price within a certain time period. The fair value of warrants issued is calculated using the Black-Scholes method.

Note 2.      New Accounting Policies:

Adopted in the year

In April 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-03, Interest – Imputation of interest. This update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The amendments in this update were effective for financial statements issued for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. The adoption of this ASU did not have a significant impact on our financial statements.

Recently issued accounting pronouncements

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation. The objective of this update is to simplify several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This update is effective for us commencing with the annual period ending after December 15, 2016. We are still in the process of evaluating the impact of this standard.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This update is effective for us commencing with the annual period ending after December 15, 2017. We are still in the process of evaluating the impact of this standard.

In August 2014, the FASB issued ASU 2014-15, which provides guidance about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. This update is effective for us commencing with the annual period ending after December 15, 2016. We are still in the process of evaluating the impact of this standard.

In May 2014, the FASB issued ASU 2014-09, Revenue from contracts with customers. This standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services.  This update is effective for us commencing with the annual period ending after December 15, 2017. We are still in the process of evaluating the impact of this standard.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 3.      Arbitral Award Enforcement:

SETTLEMENT EFFORTS

On February 24, 2016, we entered into a Memorandum of Understanding (the "MOU") with the Venezuelan government that contemplates settlement, including payment and resolution, of the amounts awarded (including pre and post award interest and legal costs) (the “Arbitral Award” or “Award”) by the International Centre for Settlement of Investment Disputes (“ICSID”) in respect of the Brisas Project, an amount yet to be agreed to by the parties in exchange for the Company’s contribution of the mining data related to the Brisas Project (the “Mining Data”), as well as the development of the Brisas and the adjacent Cristinas gold-copper project, which will be combined into one project (the "Brisas-Cristinas Project") by the parties.

Under the terms proposed in the MOU, Venezuela would proceed with payment of the Award including accrued interest pursuant to a settlement agreement and thereafter enter into a mixed company agreement whereby the Venezuelan Republic or its designate would own 55% and we would own 45% of a company organized to develop the Brisas-Cristinas properties (the "Mixed Company"). The terms contemplated by the MOU are subject to various conditions, including without limitation, receipt of all necessary regulatory and corporate approvals and the successful negotiation and execution of definitive agreements.  In addition, Venezuela would pay an amount to be agreed upon for our contribution of the Mining Data to the Mixed Company.

Following completion of the definitive agreements, it is anticipated that Venezuela, with our assistance, would work to complete the financing to fund the contemplated payments to us pursuant to the Award and for our Mining Data plus $2 billion towards the anticipated capital costs of the Brisas-Cristinas Project.  Upon payment of the Award, we will cease all legal activities related to the collection of the Award.

The Brisas and Cristinas properties, together with our technical data with respect to the Brisas Project, would be transferred to the Mixed Company. We also anticipate that we will be engaged under a technical assistance agreement to provide procurement, engineering and construction services for the project. The parties would also seek, subject to the approval of the National Executive Branch of the Venezuelan government, the creation of a special economic zone providing the establishment of a special customs framework for the Mixed Company and other tax and economic benefits.

The MOU is not binding on either party and may be unilaterally terminated by either party at any time upon simple communication to the other party indicating the date of termination.  The MOU was initially scheduled to terminate on April 24, 2016, but it was extended by the parties to May 12, 2016.

We are required to satisfy our outstanding obligations under the Convertible Notes and the CVRs and intend to distribute to our shareholders substantially all of the net proceeds (subject to the payment of all outstanding or incurred corporate obligations and/or taxes) following any payment by Venezuela under the Award or with respect to contribution by us of the Mining Data to the Mixed Company.

ENFORCEMENT AND COLLECTION EFFORTS

In October 2009, we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the ICSID of the World Bank to obtain compensation for the losses caused by the actions of Venezuela that terminated the Brisas Project in violation of the terms of the Treaty between the Government of Canada and the Government of Venezuela for the Promotion and Protection of Investments (the "Canada-Venezuela BIT"). (Gold Reserve Inc. v. Bolivarian Republic of Venezuela (ICSID Case No. ARB(AF)/09/1)).

The September 22, 2014 ICSID Arbitral Award

On September 22, 2014, the ICSID Tribunal unanimously awarded us the Arbitral Award totaling (i) $713 million in damages, plus (ii) pre-award interest from April 2008 through the date of the Award based on the U.S. Government Treasury Bill Rate, compounded annually totaling, as of the date of the Award, approximately $22.3 million and (iii) $5 million for legal costs and expenses, for a total, as of September 22, 2014, of $740.3 million. The  Award (less legal costs and expenses) accrues post-award interest at a rate of LIBOR plus 2%, compounded annually (approximately $64,000 per day based on current rates) for a total estimated Award as of the date of this report of $772 million. An ICSID Additional Facility Award is enforceable globally in jurisdictions that allow for the recognition and enforcement of commercial arbitral awards.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The December 15, 2014 Reconfirmation of Arbitral Award

Subsequent to the issuance of the Arbitral Award, both parties filed requests for the ICSID Tribunal to correct what each party identified as "clerical, arithmetical or similar errors" in the Award as is permitted by the rules of ICSID’s Additional Facility. We identified what we considered an inadvertent arithmetic error that warranted an increase in the Arbitral Award of approximately $50 million and Venezuela identified what it contended were significant inadvertent arithmetic errors that supported a reduction of the Award by approximately $361 million. On December 15, 2014, the Tribunal denied both parties’ requests for correction and reaffirmed the Award originally rendered in our favor on September 22, 2014 (the "December 15th Decision"). This proceeding marked the end of the Tribunal’s jurisdiction with respect to the Award.

Although the process of getting an award recognized and enforced is different in each jurisdiction, the process in general is–we file a petition or application to confirm the Award with the competent court; Venezuela has the right to oppose such petition for confirmation or recognition; thereafter there are a number of filings made by both parties and in some cases hearings before the court.  If the court subsequently confirms the enforcement of the Award then the court will issue a judgment against Venezuela. Thereafter we will begin the process of executing the judgment by identifying and attaching specific property owned by Venezuela that is not protected by sovereign immunity. Currently, we are diligently pursuing enforcement and collection of the Award in France, England, Luxembourg and the United States.

Our Intent to Distribute Collection of the Arbitral Award to Shareholders

Subject to applicable regulatory requirements regarding capital and reserves for operating expenses, accounts payable and income taxes, and any obligations arising as a result of the collection of the ICSID Award or sale of the Mining Data including payments pursuant to the terms of the Convertible Notes (if not otherwise converted), Interest Notes, CVRs, Bonus Plan and Retention Plan (all as defined herein) or undertakings made to a court of law, our current plans are to distribute to our shareholders, in the most cost efficient manner, a substantial majority of any net proceeds.

Obligations Due Upon Collection of Arbitral Award and Sale of Brisas Technical Mining Data

The Board of Directors (the "Board") approved a Bonus Pool Plan (the "Bonus Plan") in May 2012, which is intended to reward the participants, including executive officers, employees, directors and consultants, for their past and future contributions including their efforts related to the development of the Brisas Project, execution of the Brisas Arbitration and the collection of an award or sale of the Mining Data, if any. The bonus pool under the Bonus Plan will generally be comprised of the gross proceeds collected or the fair value of any consideration realized related to such transactions less applicable taxes multiplied by 1% of the first $200 million and 5% thereafter. Participation in the Bonus Plan vests upon the participant’s selection by the Committee of independent directors, subject to voluntary termination of employment or termination for cause. We also maintain the Gold Reserve Director and Employee Retention Plan (See Note 9).  Units (the "Retention Units") granted under the plan become fully vested and payable upon: (1) collection of proceeds from the Arbitral Award and/or sale of the Mining Data and we notify our shareholders that we will distribute a substantial majority of the proceeds to them or, (2) the event of a change of control. We currently do not accrue a liability for the Bonus or Retention Plan as events required for payment under the Plans have not yet occurred. By agreement, in December 2015 the Company paid approximately $2.5 million in legal fees which were deferred during the arbitration and became payable as a result of the Award. This agreement included a reduction of $0.5 million from the original amount due of $3.1 million and a deferral of an additional $0.1 million until collection of the Award. The total amount of contingent legal fees which will become payable upon the collection of the Award is approximately $1.8 million.

We also have outstanding CVRs which entitle each holder that participated in the note restructuring completed in 2012 to receive, net of certain deductions (including income tax calculation and the payment of our then current obligations), a pro rata portion of a maximum aggregate amount of 5.468% of the proceeds actually received by us with respect to the Arbitral Award or disposition of the Mining Data related to the development of the Brisas Project. The proceeds, if any, could be cash, commodities, bonds, shares and/or any other consideration we received and if such proceeds are other than cash, the fair market value of such non-cash proceeds, net of any required deductions (e.g., for taxes) will be subject to the CVRs and will become our obligation only as the Arbitral Award is collected.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 4.      Cash and Cash Equivalents:

	March 31,	December 31,
	2016	2015
Bank deposits	$6,037,659	$9,278,730
Money market funds	4,578,399	72,162
Total	$10,616,058	$9,350,892

Note 5.      Marketable Securities:

	March 31,	December 31,
	2016	2015
Fair value at beginning of year	$180,986	$175,541
Impairment loss	–	(46,629)
Increase in market value	132,781	52,074
Fair value at balance sheet date	$313,767	$180,986

The Company’s marketable securities are classified as available-for-sale and are recorded at quoted market value with gains and losses recorded within other comprehensive income until realized or impaired. Realized gains and losses are based on the average cost of the shares held at the date of disposition. As of March 31, 2016 and December 31, 2015, marketable securities had a cost basis of $111,908.

Note 6.      Fair Value Measurements:

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity’s own assumptions. The level 2 inputs used for the convertible notes include the volume weighted average trading price of our common stock and the trading history of the Old Notes (as defined in Note 10).

	Fair value March 31, 2016	Level 1	Level 2
Marketable securities	$313,767	$313,767	$–
Convertible notes and interest notes	$83,472,399	$–	$83,472,399

	Fair value December 31, 2015	Level 1	Level 2
Marketable securities	$180,986	$180,986	$–
Convertible notes and interest notes	$50,268,471	$–	$50,268,471

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 7.      Property, Plant and Equipment:

		Accumulated
	Cost	Depreciation	Net
March 31, 2016
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	348,387	(339,497)	8,890
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
Mineral property	350,000	–	350,000
	$13,145,114	$(538,132)	$12,606,982

		Accumulated
	Cost	Depreciation	Net
December 31, 2015
Machinery and equipment	$12,234,092	$–	$12,234,092
Furniture and office equipment	348,387	(337,880)	10,507
Leasehold improvements	41,190	(41,190)	–
Venezuelan property and equipment	171,445	(157,445)	14,000
	$12,795,114	$(536,515)	$12,258,599

Machinery and equipment consists of infrastructure and milling equipment previously intended for use on the Brisas Project. On March 1, 2016, we completed the acquisition of certain wholly-owned mining claims known as the LMS Gold Project (the “Property”), together with certain personal property for $350,000, pursuant to a Purchase and Sale Agreement  with Raven Gold Alaska Inc. (“Raven”), a wholly-owned subsidiary of Corvus Gold Inc.

Raven retains a royalty interest with respect to (i) precious metals produced and recovered from the Property equal to 3% of net smelter returns on such metals (the “Precious Metals Royalty”) and (ii)  base metals produced and recovered from the Property equal to 1% of  net smelter returns on such metals, provided that we have the option, for a period of 20 years from the date of closing of the acquisition, to buy back a one-third interest (i.e. 1%) in the Precious Metals Royalty at a price of $4 million

Note 8.      KSOP Plan:

The KSOP Plan, adopted in 1990 for retirement benefits of employees, is comprised of two parts, (1) a salary reduction component, and a 401(k) which includes provisions for discretionary contributions by us, and (2) an employee share ownership component, or ESOP. Allocation of common shares or cash to participants’ accounts, subject to certain limitations, is at the discretion of the Board. There have been no common shares allocated to the KSOP Plan since 2011. Cash contributions for plan year 2015 were approximately $150,000. As of March 31, 2016, no contributions by the Company had been made for plan year 2016.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Note 9.      Stock Based Compensation Plans:

Equity Incentive Plans

On June 27, 2012, the shareholders approved the 2012 Equity Incentive Plan (the "2012 Plan") to replace our previous equity incentive plans. In 2014, the Board amended and restated the 2012 Plan changing the maximum number of Class A common shares issuable under options granted under the 2012 Plan from a "rolling" 10% of the outstanding Class A common shares to a fixed number of 7,550,000 Class A common shares. As of March 31, 2016, there were 1,519,500 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSX Venture Exchange ("TSXV") and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

Share option transactions for the three months ended March 31, 2016 and 2015 are as follows:

	2016		2015
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	5,643,500	$ 2.43	5,698,000	$ 2.31
Options exercised	(2,273,000)	1.82	-	-
Options granted	-	-	100,000	3.89
Options outstanding - end of period	3,370,500	$ 2.85	5,798,000	$ 2.34

Options exercisable - end of period	3,345,500	$ 2.84	5,619,663	$ 2.29

The following table relates to stock options at March 31, 2016:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.92	875,000	$1.92	$2,222,500	5.19	875,000	$1.92	$2,222,500	5.19
$2.89	1,620,500	$2.89	2,544,185	0.84	1,620,500	$2.89	2,544,185	0.84
$3.00	250,000	$3.00	365,000	2.20	250,000	$3.00	365,000	2.20
$3.89	100,000	$3.89	57,000	3.96	75,000	$3.89	42,750	3.96
$3.91	215,000	$3.91	118,250	9.25	215,000	$3.91	118,250	9.25
$4.02	310,000	$4.02	136,400	8.32	310,000	$4.02	136,400	8.32
$1.92 - $4.02	3,370,500	$2.85	$5,443,335	3.39	3,345,500	$2.84	$5,429,085	3.38

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

During the three months ended March 31, 2016 and 2015, the Company granted NIL and 100,000 stock options, respectively. In the first quarter of 2016, approximately 2.3 million outstanding options were exercised for net proceeds to the Company of approximately $4.1 million. The Company recorded non-cash compensation expense during the three months ended March 31, 2016 and 2015 of $8,180 and $59,321, respectively for stock options granted in 2015 and prior periods.

The weighted average fair value of the options granted in the first quarter of 2015 was calculated at $0.87. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

Risk free interest rate	0.70%
Expected term	2 years
Expected volatility	39%
Dividend yield	nil

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of the Company’s stock over a period equal to the expected term of the option.

Retention Units Plan

The Company also maintains the Gold Reserve Director and Employee Retention Plan.  Units granted under the plan become fully vested and payable upon: (1) collection of Arbitral Award proceeds from the ICSID arbitration process and/or sale of mining data and the Company agrees to distribute a substantial majority of the proceeds to its shareholders or, (2) the event of a change of control. Each unit granted to a participant entitles such person to receive a cash payment equal to the fair market value of one Gold Reserve Class A common share (1) on the date the unit was granted or (2) on the date any such participant becomes entitled to payment, whichever is greater.  As of March 31, 2016 an aggregate of 1,457,500 unvested units have been granted to directors and executive officers of the Company and 315,000 units have been granted to other employees.  The Company currently does not accrue a liability for these units as events required for vesting of the units have not yet occurred. The minimum value of these units, based on the grant date value of the Class A common shares, was approximately $7.7 million.

Note 10.    Convertible Notes and Interest Notes:

During the second quarter of 2014, we extended the maturity date of approximately $25.3 million convertible notes from June 29, 2014 to December 31, 2015 and issued approximately $12.0 million of additional convertible notes also maturing December 31, 2015, net of costs of approximately $1.3 million. Approximately $27.2 million of the notes were issued to affiliated funds and considered to be related party transactions.

During the fourth quarter of 2015, we issued approximately $13.4 million of new convertible notes (the "New Notes") due December 31, 2018 and modified, amended and extended the maturity date of approximately $43.7 million of outstanding convertible notes, interest notes and accrued interest (the "Modified Notes") from December 31, 2015 to December 31, 2018, together with the New Notes, (the "2018 Notes"). The New Notes are comprised of approximately $12.3 million with an original issue discount of 2.5% of the principal amount and approximately $1.1 million representing 2.5% of the extended principal and interest amount due to the note holders as a restructuring fee.

The total cost of the new issuance and restructuring of the 2018 Notes was approximately $2.4 million, which includes approximately $1.4 million of extension and issuance fees that were expensed and approximately $1.0 million associated with legal and associated transactional fees that were capitalized.

Approximately $30.7 million of the Modified Notes and $10.7 million of the New Notes were issued to affiliated funds which exercised control or direction over more than 10% of our common shares prior to the transactions and as a result, those portions of the transactions were considered to be related party transactions.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

The Modified Notes include convertible notes and interest notes from previous financings and restructurings in 2007, 2012 and 2014. Pursuant to a 2012 restructuring, we issued CVRs that entitle the holders to an aggregate of 5.468% of any future proceeds, net of certain deductions (including income tax calculation and the payment of our then current obligations), actually received by us with respect to the Brisas Arbitration proceedings and/or disposition of the Mining Data.

The 2018 Notes bear interest at a rate of 11% per year, which will be accrued quarterly, be issued in the form of a note ("Interest Notes" and, together with the 2018 Notes, the "Notes") and be payable in cash at maturity.  The 2018 Notes are convertible, at the option of the holder, into 333.3333 Class A common shares per US $1,000 principal amount (equivalent to a conversion price of US $3.00 per common share) at any time upon prior written notice to us. The Notes are senior obligations, secured by substantially all of our assets and are subject to certain other terms including restrictions regarding  the pledging of our assets and incurrence of certain capital expenditures or additional indebtedness without consent of note holders; and participation rights in future equity or debt financing.

We also have outstanding $1.0 million notes issued in May 2007 ("2022 Notes") with a maturity date of June 15, 2022. The 2022 Notes bear interest at a rate of 5.50% per year, payable semiannually in arrears on June 15 and December 15 and, subject to certain conditions we may redeem, repurchase or convert the 2022 Notes into our Class A common shares at a conversion price of $7.54 per common share.

The amount recorded as Convertible Notes and Interest Notes in the consolidated balance sheet as of March 31, 2016 is comprised of approximately $39.0 million carrying value of 2018 Notes issued pursuant to the 2015 Restructuring, approximately $1.0 million of previously issued 2022 Notes held by note holders who declined to participate in the note restructuring effected in 2012 and post restructuring Interest Notes of approximately $2.1 million. The carrying value of Convertible Notes will be accreted to face value using the effective interest rate method over the expected life of the Convertible Notes with the resulting charge recorded as interest expense.

The Notes are the Company's secured indebtedness and are subject to certain terms including: (1) the technical data related to the development of the Brisas Project and any award related to the Brisas Arbitration may not be pledged without consent of holders comprising at least 75% in aggregate principal amount of outstanding Notes; (2) subject to certain exceptions, we may not incur any additional indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; (3) each holder of the Notes will have the right to participate, on a pro-rata basis based on the amount of equity it holds, including Class A common shares issuable upon conversion of convertible securities, in any future equity (or equity-linked) or debt financing; (4) the Notes shall be redeemable on a pro-rata basis, by us at the note holders’ option, for an amount of cash equal to 120% of the outstanding principal balance upon (a) the issuance of a final Arbitration Award, with respect to which enforcement has not been stayed and no annulment proceeding is pending, or (b) our receipt of proceeds from the sale of the technical data related to the development of the Brisas Project; provided we shall only be obligated to make a redemption to the extent net cash proceeds received are in excess of $20,000,000, net of taxes and $13,500,000 to fund professional fees and expenses and accrued and unpaid prospective operating expenses; (5) capital expenditures (including exploration and related activities) shall not exceed an aggregate of $500,000 in any 12-month period without the prior consent of holders of a majority in the aggregate principal amount of the outstanding Notes; (6) subject to certain exceptions, we shall not incur, create or suffer to exist any liens securing indebtedness without consent of holders comprising at least 75% in aggregate principal amount of the outstanding Notes; and (7) we shall not agree with any holder of the Notes to any amendment or modification to any terms of any security issued under the indenture governing the Notes, provide any fees or other compensation whether in cash or in-kind to any holder of such securities, or engage in the repurchase, redemption or other defeasance of any such security without offering such terms, compensation or defeasance to all holders of the Notes on an equitable and pro-rata basis.

GOLD RESERVE INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars)

Accounting standards require that we allocate the 2018 Notes between their equity and liability component parts based on their respective fair values at the time of issuance. The liability component was computed by discounting the stream of future payments of interest and principal at an effective interest rate of 27% which was the estimated market rate for a similar liability that does not have an associated equity component. The equity portion of the 2018 Notes was estimated using the residual value method at approximately $18.2 million net of issuance costs which were allocated pro rata between the equity and liability components. The fair value of the liability component is accreted to the face value of the 2018 Notes using the effective interest rate method over the expected life of the 2018 Notes, with the resulting charge recorded as interest expense. Extinguishment accounting was used for the Modified Notes resulting in a loss of $0.5 million due to the unamortized discount remaining on the Modified Notes prior to the restructuring. As of March 31, 2016, we had $58.1 million face value of Convertible Notes and $2.1 million face value of Interest Notes outstanding.

Note 11.    Subsequent Events:

Memorandum of Understanding

On February 24, 2016, we entered into the MOU with the government of the Bolivarian Republic of Venezuela that contemplates settlement, including payment and resolution, of the Arbitral Award granted in our favor by ICSID in respect of the Brisas Project, the transfer of the Mining Data previously compiled by the Company, as well as the development of the Brisas-Cristinas Project by the parties (See Note 3 for further discussion). The MOU was initially scheduled to terminate on April 24, 2016, but it was extended by the parties to May 12, 2016.

Private Placement

On March 9, 2016, we announced a non-brokered private placement with certain arm’s length investors for gross proceeds of up to US $38.0 million (the “Private Placement”). Pursuant to the Private Placement, with conditional approval from the TSXV, we will issue up to 9,500,000 Class A common shares at a price of US $4.00 per share. On May 4, 2016, we announced the closing of the first tranche of the Private Placement whereby we issued 5,210,000 Class A common shares for aggregate proceeds of $20.8 million. The TSXV has granted us an extension until May 15, 2016 to complete the sale of the remaining shares pursuant to the Private Placement.

The proceeds will be used for general working capital purposes. We are diligently working to conclude and execute the documentation required to affect the remaining tranche of the Private Placement. No commission or finder’s fee will be paid in connection with the Private Placement. The shares will be offered pursuant to exemptions from the prospectus requirements of applicable securities legislation and will be subject to a hold period in Canada of four months and a day from their date of issuance.

In connection with the Private Placement, we requested from the holders of the 2018 Notes a waiver of their right to participate in the Private Placement as defined in the Note Restructuring and Note Purchase Agreement dated November 30, 2015. The agreed upon waiver is subject to: 1) the completion of the Private Placement on or before May 15, 2016; 2) our agreement that we will not engage in any future financings, including equity (or equity linked) or debt, whether by private placement or otherwise, without the consent of the majority of note holders; provided, however, that such consent will no longer be required upon the earliest to occur of the following events: (i) the abandonment of the Private Placement or, if the Private Placement is not earlier abandoned, the failure to close the Private Placement on or prior to May 15, 2016; (ii) a substantial majority of any proceeds from the Arbitral Award have been distributed by the Company to our shareholders; and (iii) December 31, 2016, whether or not the Private Placement has been consummated.